MORPHIC HOLDING, INC.

35 Gatehouse Drive, A2

Waltham, MA 02451

July 6, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Life Sciences

Re:	Morphic Holding, Inc.
Registration Statement on Form S-3
Filed July 1, 2020
File No. 333-239607

Requested Date:	July 8, 2020

Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Morphic Holding, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Rob Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

Morphic Holding, Inc.

By:	/s/ Marc Schegerin
Marc Schegerin
Chief Financial Officer

cc:	Praveen P. Tipirneni, Chief Executive Officer
Morphic Holding, Inc.

Rob Freedman, Esq.
Julia Forbess, Esq.
Fenwick & West LLP